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                                                                     EXHIBIT 22




                                AMENDMENT NO. 12 TO
                     NEW YORK STATE ELECTRIC & GAS CORPORATION
                       SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

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         The New York State Electric & Gas Corporation Supplemental Executive
Retirement Plan as amended (the "Plan") is hereby further amended as follows:

         1. Paragraph (ii) of the definition of Change in Control set forth in Section 7 of the Plan is hereby amended to read in its entirety as follows:

    (ii)during any period of two consecutive years (not including any period prior to January 7, 1994), individuals who at the beginning of such period constitute the Board of Directors and any new director (other than a director designated by a Person who has entered into an agreement with the Corporation to effect a transaction described in paragraph (i), (iii) or
    (iv) of this Change in Control definition or a director whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitations of proxies or consents by or on behalf of a Person other than the Board of Directors) whose election by the Board of Directors or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

         2. Except as expressly modified hereby, the terms and provisions of the Plan remain in full force and effect.